Exhibit 99.1

Ballard Moving Forward in Key Chinese Regions with Strategic Partner Broad-Ocean

VANCOUVER, Canada and SHANGHAI, China, Sept. 1, 2016 /CNW/ - Ballard Power Systems (NASDAQ: BLDP; TSX: BLD) today announced the next step in its China strategy with the signing of a Memorandum of Understanding (MOU) with strategic partner Zhongshan Broad-Ocean Motor Company Limited ("Broad-Ocean") having a goal of producing fuel cell modules for use in buses and commercial vehicles in select cities and regions in China. Key regions contemplated in the MOU include Wuhan (the capital of Hubei Province), Chongqing (or Chengdu, the capital of Sichuan Province), Shandong Province, and Beijing (the Chinese national capital city).

The MOU was signed during a Commercial Ceremony held at the Jing An Shangri-La Hotel in Shanghai, China and was hosted by The Right Honorable Justin Trudeau, the Prime Minister of Canada, who is in China on an official visit at the invitation of Premier of the State Council of the People's Republic of China, Mr. Li Keqiang. The MOU signing was witnessed by The Honorable Chrystia Freeland, Canada's Minister of International Trade, together with a number of other dignitaries.

"We are making solid progress in the execution of our China strategy and our strategic partnership with Broad-Ocean," said Randy MacEwen, Ballard's President and CEO. "Today we set out a blueprint for our expansion into major new regions in China. With our strong partnerships, leading technology and respected brand, we are well positioned to address key Chinese markets where clean urban transportation solutions are a high priority."

Mr. MacEwen continued, "Our China strategy and business model are premised on engaging with strong Chinese partners to localize fuel cell production in order to reduce costs, drive scale, mitigate market risk and minimize capital investment. We are thrilled to partner with Broad-Ocean given its emphasis on safety, quality and operational excellence. We expect to benefit from Broad-Ocean's electric vehicle (EV) expertise, customer base, operations scale and supply chain strength, in addition to its demand pull-through of fuel cell vehicles."

Mr. Charles Lu, Founder and Chairman of Broad-Ocean said, "We believe the opportunity for hydrogen fuel cells in China is entering a new growth phase. We are committed to make a significant investment in our fuel cell strategy over the next 5 years, and Ballard is a key piece of our strategy. Today we are moving forward to license and manufacture Ballard fuel cell engines for buses and commercial vehicles in key Chinese cities and expect to finalize definitive agreements by early 2017."

The MOU represents the next step under a strategic collaboration framework agreement signed by Ballard and Broad-Ocean, as announced in a July 28, 2016 press release. As per the strategic collaboration framework agreement, the companies are collaborating on a number of strategic and commercial initiatives in the Chinese fuel cell market, including:

•	market development activities and product development for hydrogen fuel cell vehicles, including buses and commercial vehicles;
•	potential license and local assembly of Ballard fuel cell modules by Broad-Ocean in selected Chinese cities;
•	integration of Ballard fuel cell modules with Broad-Ocean EV drive systems to provide customers with turnkey fuel cell engines; and
•	leveraging of Broad-Ocean's global operations and supply chain infrastructure to lower the cost of Ballard fuel cell engines and the cost of integration with vehicle drivetrains.

Founded in 1994, Broad-Ocean is headquartered in the City of Zhongshan in Guangdong Province and is listed on the Shenzhen Stock Exchange. Broad-Ocean is a leading global manufacturer of motors that power small and specialized electric machinery for EVs including buses, commercial vehicles and passenger vehicles, and for heating, ventilation and air conditioning (HVAC). Broad-Ocean has 4 business units: EV; Rotating Electrical for Vehicles; HVAC; and EV Operations Platform. In addition, it holds majority and minority shares in 18 companies. Broad-Ocean produces more than 50 million motors annually for customers on 5 continents, including King Long, Yutong, Van Hool, BAE Systems, SAIC Motor, FAW, Dongfeng, General Motors, Ford, Volvo, Fiat, TATA, Cummins, Caterpillar, Carrier, Trane, Daikin, Goodman, Gree and Midea.

Broad-Ocean's fourth business unit – EV Operations Platform – operates a commercial vehicle leasing business in China through which it buys new energy vehicles, including EVs, and subsequently leases these buses and commercial vehicles. Broad-Ocean has now expanded this business to include fuel cell vehicles. On July 18, 2016 Broad-Ocean signed an agreement with partner companies relating to the purchase of 10,000 fuel cell vehicles, including buses and delivery trucks, all of which are expected to have Ballard's leading PEM fuel cell technology inside.

On August 18, 2016 Broad-Ocean also made a $28.3 million strategic equity investment in Ballard, through which Broad-Ocean acquired a 9.9% ownership position in Ballard, making it the company's largest shareholder.

About Ballard Power Systems
Ballard Power Systems (NASDAQ: BLDP; TSX: BLD) provides clean energy products that reduce customer costs and risks, and helps customers solve difficult technical and business challenges in their fuel cell programs. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning expected revenues and other benefits of the transactions, market interest in our products, anticipated market demand for fuel cell products and available government subsidies. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities.  The Ballard Common Shares have not been registered under the United States Securities Act of 1933, as amended, or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

SOURCE Ballard Power Systems Inc.

%CIK: 0001453015

For further information: Guy McAree +1.604.412.7919, media@ballard.com or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 08:30e 01-SEP-16